Exhibit 99.1

argenx to Highlight Key Data and Breadth of Immunology Innovation at 2025 AANEM Annual Meeting and MGFA Scientific Session

•	Pivotal ADAPT SERON results and interim ADAPT Jr data showcase VYVGART’s potential to treat broad set of myasthenia gravis patients
•	Real-world evidence and long-term data reinforce VYVGART’s sustained impact on patient outcomes
•	More than 40 abstracts across MG, CIDP, MMN, and IIM highlight depth of clinical evidence and ongoing commitment to rare neuromuscular disease communities

October 15, 2025, 7:00 AM CEST

Amsterdam, the Netherlands – argenx SE (Euronext & Nasdaq: ARGX), a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases, will present data for VYVGART® (IV: efgartigimod alfa-fcab and SC or Hytrulo: efgartigimod alfa and hyaluronidase-qvfc) and pipeline candidate empasiprubart at the 2025 American Association of Neuromuscular & Electrodiagnostic Medicine (AANEM) Annual Meeting and Myasthenia Gravis Foundation of America (MGFA) Scientific Session in San Francisco from October 29-November 1, 2025.

“We’re proud to have a robust presence at this year’s AANEM Annual Meeting and MGFA Scientific Session, where we are sharing pivotal data and meaningful evidence across a broad spectrum of serious neuromuscular diseases, including MG, CIDP, MMN and IIM,” said Luc Truyen, M.D., Ph.D., Chief Medical Officer, argenx. “The breadth of studies reflect the strength and momentum of our clinical development programs, from the continued expansion of VYVGART into new patient populations, to our fast-approaching growth opportunity with empasiprubart. These presentations also underscore our commitment to generating evidence that propels innovation and positively impacts people living with these debilitating diseases.”

Abstracts at AANEM and MGFA will highlight real-world and clinical data demonstrating the potential of argenx’s innovative therapies to help more people living with autoimmune and neuromuscular diseases.

Advancing VYVGART in Treating Additional gMG Patient Populations

•	Results from the Phase 3 ADAPT SERON study evaluating VYVGART for the treatment of adult patients with generalized myasthenia gravis (gMG) who are anti-acetylcholine receptor (AChR) antibody negative (AChR-Ab seronegative) show clinically meaningful improvements in disease activity across all three subtypes (triple negative, MuSK, and LRP4-Ab seropositive).
•	ADAPT Jr interim results assess age-appropriate dosing, safety, and clinical effect of VYVGART in juvenile gMG.

Driving CIDP Innovation with VYVGART Hytrulo and Empasiprubart

•	VYVGART Hytrulo CIDP data highlight functional improvement, long-term safety, and real-world characteristics of patients, underscoring the need for early treatment with effective and well-tolerated therapies.
•	Two Phase 3 study designs for empasiprubart in CIDP – EMVIGORATE and EMNERGIZE – demonstrate argenx’s commitment to advancing innovative therapies and transforming outcomes for patients.

Progressing Development of Empasiprubart in MMN

•	Phase 2 ARDA study highlights clinical efficacy and safety data of empasiprubart in treated patients with multifocal motor neuropathy (MMN). Phase 3 study design – EMPASSION – will evaluate the efficacy and safety of empasiprubart versus IVIg in adult patients with MMN.
•	Real-world data characterize MMN disease burden, management, and quality of life, reinforcing the need for therapeutic approaches that reduce the use of burdensome treatments and improve functional outcomes.

Details for oral and poster presentations at AANEM and MGFA are as follows:

Oral Presentations at MGFA
Title	Presentation
Generalized Myasthenia Gravis (gMG)
Phase 3 Trial Investigating Impact of Intravenous Efgartigimod in Anti-Acetylcholine Receptor Antibody Negative Generalized Myasthenia Gravis Presenter: James F. Howard	MGFA Oral Presentation #101 Session B: Therapeutics and Clinical Trials Wednesday, October 29 10:40 a.m. PT
Results From the ADAPT Jr Study Investigating Intravenous Efgartigimod in Juvenile Generalized Myasthenia Gravis Presenter: Abigail N. Schwaede	MGFA Oral Presentation #113 Session B: Therapeutics and Clinical Trials Wednesday, October 29 10:20 a.m. PT
Reduction in Oral Glucocorticoid Use at 18 Months Following Efgartigimod Initiation Based on a United States Claims Database Presenter: Neelam Goyal	MGFA Oral Presentation #100 Session C: Patient Care, Hot Topics, Retrospective/Post-hoc Studies Wednesday, October 29 1:16 p.m. PT

Poster Presentations* at AANEM and MGFA
Title	Presentation
Generalized Myasthenia Gravis (gMG)
Sustained Clinical Efficacy and Long-term Safety of Intravenous Efgartigimod for Generalized Myasthenia Gravis: Part B of Adapt NXT	AANEM Poster #260 Poster Sessions I & II
Clinical Development Program for Efgartigimod in Juvenile Generalized Myasthenia Gravis	AANEM Poster #257 Poster Sessions I & II
Cost and Use of Medical Devices in Incident Early-Onset Myasthenia Gravis Patients in France	AANEM Poster #161 Poster Sessions I & III
Disability Progression and Associated Costs in Incident Early-onset Myasthenia Gravis Patients in France: A Longitudinal Cohort Study	AANEM Poster #162 Poster Sessions I & III
Long-term Safety and Efficacy of Subcutaneous Efgartigimod PH20 in Adult Participants with Generalized Myasthenia Gravis: Final Results of the ADAPT-SC+ Study	AANEM Poster #12 Poster Sessions I & III
High Cardiovascular Disease Burden Among Patients with Myasthenia Gravis in US	MGFA Poster #38
Evaluation of Cardiovascular Comorbidity Burden in Patients with Generalized Myasthenia Gravis Treated with Efgartigimod	MGFA Poster #68
Impact of Long-Term Intravenous Efgartigimod on Quality of Life, Disease Severity, and Safety in Participants with Generalized Myasthenia Gravis during ADAPT NXT	MGFA Poster #76
Design of a Phase 3 Randomized, Double Blinded, Placebo-Controlled Study Evaluating Subcutaneous Efgartigimod PH20 Administered by Prefilled Syringe in Adults with Ocular Myasthenia Gravis	MGFA Poster #14
Myasthenia Gravis Events in a Retrospective United States Claims Database Study	AANEM Poster #258 Poster Sessions I & II
Design of a Phase 4, Open-Label, Single-Group Study to Evaluate Clinical Outcomes of Efgartigimod PH20 Sc in Adult Participants with New-Onset Generalized Myasthenia Gravis	AANEM Poster #232 Poster Sessions I & II
Comparative Benefits of Immunomodulatory Therapies for Generalized Myasthenia Gravis	MGFA Poster #72
Patient Characteristics, Dosing Patterns, and Outcomes Associated with Intravenous and Subcutaneous Efgartigimod Among Patients with Generalized Myasthenia Gravis in Clinical Practice	MGFA Poster #70

Drivers of Mortality in Patients with Myasthenia Gravis in the United States National Veterans Affairs Health Care Network and Medicare Databases	MGFA Poster #71
Diagnosis Journey, Treatment, and Management of Patients with Ocular Myasthenia Gravis: Insights from a U.S. Patient Panel	MGFA Poster #63
Disease Burden, Impact on Daily Functioning, and Psychological Well-being in Patients with Ocular Myasthenia Gravis: Insights from a U.S. Patient Panel	MGFA Poster #62
Chronic Inflammatory Demyelinating Polyneuropathy (CIDP)
Empasiprubart Versus Immunoglobulin in Chronic Inflammatory Demyelinating Polyneuropathy: EMVIGORATE Phase 3 Study Design	AANEM Poster #249 Poster Sessions I & III
Empasiprubart Versus Placebo in Chronic Inflammatory Demyelinating Polyneuropathy: EMNERGIZE Phase 3 Study Design	AANEM Poster #251 Poster Sessions I & III
Impact of Subcutaneous Efgartigimod PH20 on Autoimmune Biomarkers in the ADHERE Trial: Exploratory Analysis	AANEM Poster #325 Poster Sessions I & III
Treatment Impact of Efgartigimod PH20 SC on I-RODS Daily Activity Assessment in Patients With Chronic Inflammatory Demyelinating Polyneuropathy: Post Hoc Analysis of the Registrational ADHERE Study	AANEM Poster #246 Poster Sessions I & II
Autoantibody Signatures in Chronic Inflammatory Demyelinating Polyneuropathy: Insights on Glycolipid Reactivity From the ADHERE Trial	AANEM Poster #248 Poster Sessions I & II
Transition From Intravenous Immunoglobulin to Efgartigimod PH20 SC in Participants with Chronic Inflammatory Demyelinating Polyneuropathy: A Phase 4 Study in Progress	AANEM Poster #250 Poster Sessions I & II
ADHERE+ Trial Interim Analysis: Long-Term Safety and Efficacy of Efgartigimod in Chronic Inflammatory Demyelinating Polyneuropathy	AANEM Poster #217 Poster Sessions I & III
Characteristics of Patients with Chronic Inflammatory Demyelinating Polyneuropathy Initiating Subcutaneous Efgartigimod in the United States	AANEM Poster #141 Poster Sessions I & III
Glucocorticoid Exposure and the Risk of Serious Infections in CIDP	AANEM Poster #160 Poster Sessions I & II
Pre-existing Conditions Among Adult Patients with Chronic Inflammatory Demyelinating Polyneuropathy in the United States	AANEM Poster #150 Poster Sessions I & II
The Diagnostic Experience of Patients with Chronic Inflammatory Demyelinating Polyneuropathy: Results of a Real-World Survey in the United States	AANEM Poster #255 Poster Sessions I & III
Physician and Patient Satisfaction with Chronic Inflammatory Demyelinating Polyneuropathy Treatment: Results of a Real-World Survey in the United States	AANEM Poster #139 Poster Sessions I & III

Real-World Characteristics of Patients Initiating Efgartigimod Subcutaneous in the United States: Insights From a Patient Support Program	AANEM Poster #140 Poster Sessions I & II
Multifocal Motor Neuropathy (MMN)
Safety and Efficacy Data From the Phase 2 ARDA Study of Empasiprubart in Multifocal Motor Neuropathy	AANEM Poster #215 Poster Sessions I & II
Empasiprubart in Multifocal Motor Neuropathy: Exploratory Analyses of the Phase 2 ARDA Study	AANEM Poster #239 Poster Sessions I & III
Burden of Disease in Multifocal Motor Neuropathy: A Global Quantitative Survey of Patients	AANEM Poster #242 Poster Sessions I & III
Management of Patients with Multifocal Motor Neuropathy: A Global Quantitative Survey of Neurologists	AANEM Poster #243 Poster Sessions I & III
Empasiprubart Versus Intravenous Immunoglobulin in Multifocal Motor Neuropathy Phase 3 Study Design: EMPASSION	AANEM Poster #244 Poster Sessions I & III
Baseline Characteristics of the First 200 Study Participants with Multifocal Motor Neuropathy in the Immersion Study	AANEM Poster #326 Poster Sessions I & III
A Real-World Retrospective Cohort Study Characterizing Patients with MMN in the United States	AANEM Poster #327 Poster Sessions I & III
Idiopathic Inflammatory Myopathy (IIM)
Efficacy and Safety of Subcutaneous Efgartigimod in Adult Participants with Active Idiopathic Inflammatory Myopathy: Phase 2 Results From the ALKIVIA Study	AANEM Poster #218 Poster Sessions I & II
Multiple Disease Areas
Safety of Intravenous and Subcutaneous Efgartigimod Reported From Multiple Global Clinical Trials in Immunoglobulin G-Mediated Autoimmune Diseases	AANEM Presentation #245 Poster Sessions I & II
Investigating the Pharmacokinetics, Injection Speed, and Usability of Subcutaneous Efgartigimod PH20 Administration Using a Prefilled Syringe	AANEM Poster #256 Poster Sessions I & III
FcRn Blocker Efgartigimod: Unique Fc Fragment Allowing IgG Reduction Without Reducing Albumin or Increasing Cholesterol	AANEM Poster #400 Poster Sessions I & II
COVID-19 Vaccination Response in Participants Across Clinical Trials Investigating Intravenous Efgartigimod and Subcutaneous Efgartigimod PH20	AANEM Poster #259 Poster Sessions I & III

*Session Times:

•	Session I: Thursday, October 30, 6:15-6:45 p.m. PT
•	Session II: Friday, October 31, 9:30-10:00 a.m. PT
•	Session III: Friday, October 31, 2:45-3:15 p.m. PT

More information on the data presented at the 2025 AANEM Annual Meeting and MGFA Scientific Session can be found here.

Important Safety Information

What is VYVGART® (efgartigimod alfa-fcab)?

VYVGART is a prescription medicine used to treat a condition called generalized myasthenia gravis, which causes muscles to tire and weaken easily throughout the body, in adults who are positive for antibodies directed toward a protein called acetylcholine receptor (anti-AChR antibody positive).

IMPORTANT SAFETY INFORMATION

Do not use VYVGART if you have a serious allergy to efgartigimod alfa or any of the other ingredients in VYVGART. VYVGART can cause serious allergic reactions and a decrease in blood pressure leading to fainting.

VYVGART may cause serious side effects, including:

•	Infection. VYVGART may increase the risk of infection. The most common infections were urinary tract and respiratory tract infections. Signs or symptoms of an infection may include fever, chills, frequent and/or painful urination, cough, pain and blockage of nasal passages/sinus, wheezing, shortness of breath, fatigue, sore throat, excess phlegm, nasal discharge, back pain, and/or chest pain.
•	Allergic Reactions (hypersensitivity reactions). VYVGART can cause allergic reactions such as rashes, swelling under the skin, and shortness of breath. Serious allergic reactions, such as trouble breathing and decrease in blood pressure leading to fainting have been reported with VYVGART.
•	Infusion-Related Reactions. VYVGART can cause infusion-related reactions. The most frequent symptoms and signs reported with VYVGART were high blood pressure, chills, shivering, and chest, abdominal, and back pain.

Tell your doctor if you have signs or symptoms of an infection, allergic reaction, or infusion-related reaction. These can happen while you are receiving your VYVGART treatment or afterward. Your doctor may need to pause or stop your treatment. Contact your doctor immediately if you have signs or symptoms of a serious allergic reaction.

Before taking VYVGART, tell your doctor if you:

•	take any medicines, including prescription and non-prescription medicines, supplements, or herbal medicines,
•	have received or are scheduled to receive a vaccine (immunization), or
•	have any allergies or medical conditions, including if you are pregnant or planning to become pregnant, or are breastfeeding.

What are the common side effects of VYVGART?

The most common side effects of VYVGART are respiratory tract infection, headache, and urinary tract infection.

These are not all the possible side effects of VYVGART. Call your doctor for medical advice about side effects. You may report side effects to the US Food and Drug Administration at 1-800-FDA-1088.

Please see the full Prescribing Information for VYVGART and talk to your doctor.

Important Safety Information

What is VYVGART HYTRULO® (efgartigimod alfa and hyaluronidase-qvfc)?

VYVGART HYTRULO is a prescription medicine used to treat adults with:

•	generalized myasthenia gravis (gMG) who are anti-acetylcholine receptor (AChR) antibody positive.
•	chronic inflammatory demyelinating polyneuropathy (CIDP).

It is not known if VYVGART HYTRULO is safe and effective in children.

IMPORTANT SAFETY INFORMATION

Do not take VYVGART HYTRULO if you are allergic to efgartigimod alfa, hyaluronidase, or any of the ingredients in VYVGART HYTRULO. VYVGART HYTRULO can cause serious allergic reactions and a decrease in blood pressure leading to fainting.

Before taking VYVGART HYTRULO, tell your healthcare provider about all of your medical conditions, including if you:

•	have an infection or fever.
•	have recently received or are scheduled to receive any vaccinations.
•	have any history of allergic reactions.
•	have kidney (renal) problems.
•	are pregnant or plan to become pregnant. It is not known whether VYVGART HYTRULO will harm your unborn baby.
○	Pregnancy Exposure Registry. There is a pregnancy exposure registry for women who use VYVGART HYTRULO during pregnancy. The purpose of this registry is to collect information about your health and your baby. Your healthcare provider can enroll you in this registry. You may also enroll yourself or get more information about the registry by calling 1-855-272-6524 or going to VYVGARTPregnancy.com
•	are breastfeeding or plan to breastfeed. It is not known if VYVGART HYTRULO passes into your breast milk.

Tell your healthcare provider about all the medicines you take, including prescription and over-the-counter medicines, vitamins, and herbal supplements.

VYVGART HYTRULO can cause side effects which can be serious, including:

•	Infection. VYVGART HYTRULO may increase the risk of infection. If you have an active infection, your healthcare provider should delay your treatment with VYVGART HYTRULO until your infection is gone. Tell your healthcare provider right away if you get any of the following signs and symptoms of an infection: fever, chills, frequent and painful urination, cough, pain and blockage or nasal passages, wheezing, shortness, sore throat, excess phlegm, nasal discharge.
•	Allergic reactions (hypersensitivity reactions). VYVGART HYTRULO can cause allergic reactions that can be severe. These reactions can happen during, shortly after, or weeks after your VYVGART HYTRULO injection. Tell your healthcare provider or get emergency help right away if you have any of the following symptoms of an allergic reaction: rash, swelling of the face, lips, throat, or tongue, shortness of breath, hives, trouble breathing, low blood pressure, fainting.
•	Infusion or injection-related reactions. VYVGART HYTRULO can cause infusion or injection-related reactions. These reactions can happen during or shortly after your VYVGART HYTRULO injection. Tell your healthcare provider if you have any of the following symptoms of an infusion or injection-related reaction: high blood pressure, chills, shivering, chest, stomach, or back pain.

The most common side effects of VYVGART HYTRULO include respiratory tract infection, headache, urinary tract infection, and injection site reactions.

These are not all the possible side effects of VYVGART HYTRULO. Call your doctor for medical advice about side effects. You may report side effects to FDA at 1-800-FDA-1088.

Please see the full Prescribing Information for VYVGART HYTRULO and talk to your doctor.

About VYVGART and VYVGART Hytrulo

VYVGART® (efgartigimod alfa fcab) is a first-in-class human IgG1 antibody fragment that binds to the neonatal Fc receptor (FcRn), resulting in the reduction of circulating IgG autoantibodies. VYVGART® Hytrulo is a subcutaneous combination of efgartigimod alfa (VYVGART) and recombinant human hyaluronidase PH20 (rHuPH20), Halozyme’s ENHANZE® drug delivery technology to facilitate subcutaneous injection delivery of biologics. VYVGART is approved for generalized myasthenia gravis (gMG) and immune thrombocytopenia (Japan only). VYVGART Hytrulo is approved for gMG and chronic inflammatory demyelinating polyneuropathy (CIDP). VYVGART Hytrulo may be marketed under different proprietary names in other regions.

About Empasiprubart

Empasiprubart (ARGX-117) is a novel humanized monoclonal antibody that binds C2 and blocks activation of both the classical and lectin pathways of the complement cascade. By blocking complement activity upstream of C3 and C5, empasiprubart has the potential to reduce tissue inflammation and cellular damage, representing a broad pipeline opportunity across multiple severe autoimmune indications. In addition to multifocal motor neuropathy, argenx is evaluating empasiprubart in delayed graft function following kidney transplant, and chronic inflammatory demyelinating polyneuropathy (CIDP).

About Generalized Myasthenia Gravis (gMG)

Generalized myasthenia gravis (gMG) is a rare and chronic autoimmune disease where IgG autoantibodies disrupt communication between nerves and muscles, causing debilitating and potentially life-threatening muscle weakness. Approximately 85% of people with MG progress to gMG within 24 months¹, where muscles throughout the body may be affected. Patients with confirmed AChR antibodies account for approximately 85% of the total gMG population.

About AChR-Ab seronegative gMG

gMG is a rare, chronic, neuromuscular autoimmune disease caused by pathogenic IgGs targeting the neuromuscular junction (NMJ), resulting in impaired neuromuscular transmission and debilitating and potentially life-threatening muscle weakness and chronic fatigue. Approx. 80% of patients with gMG have detectable antibodies against the AChR in sera, and these patients are diagnosed as AChR-Ab seropositive gMG. Approximately 20% of patients with gMG do not have detectable serum antibodies directed against AChR and are referred to as AChR-Ab seronegative gMG. These patients may have detectable autoantibodies targeting other NMJ proteins, such as muscle-specific tyrosine kinase (MuSK) and low-density lipoprotein receptor-related protein 4 (LRP4), or others. Anti-MuSK antibodies are detected in approximately 1-10% of patients with gMG, while anti-LRP4 antibodies are detected in approximately 1-5% of patients with gMG. About 10% of patients do not have any detectable autoantibodies against AChR, MuSK or LRP4. These triple seronegative patients have historically been excluded from studies and have a higher disease burden and unmet medical need compared to patients with detectable autoantibodies. Currently, there are no approved treatments available for patients with anti-LRP4 antibodies or for triple seronegative patients.

About Chronic Inflammatory Demyelinating Polyneuropathy (CIDP)

CIDP is a rare and serious autoimmune disease of the peripheral nervous system. There is increasing evidence that IgG antibodies play a key role in the damage to the peripheral nerves. People with CIDP experience fatigue, muscle weakness and a loss of feeling in their arms and legs that can worsen over time or may come and go. These symptoms can significantly impair a person's ability to function in their daily lives. Without treatment, one-third of people living with CIDP will need a wheelchair.

About Multifocal Motor Neuropathy

Multifocal motor neuropathy (MMN) is a rare, severe, chronic autoimmune disease of the peripheral nervous system. The disease is characterized by slowly progressive, asymmetric muscle weakness mainly of the hands, forearms and lower legs. MMN is often associated with the presence of anti-GM1 IgM autoantibodies, leading to activation of the classical complement pathway, driving subsequent axon damage. High-dose IVIg is the only approved treatment for MMN and patients typically experience disease progression despite therapy, indicating an unmet need for efficacious and better tolerated therapeutic options.

About Idiopathic Inflammatory Myopathies

Idiopathic inflammatory myopathies (myositis) are a rare group of autoimmune diseases that can be muscle specific or affect multiple organs including the skin, joints, lungs, gastrointestinal tract and heart. Myositis can be very severe and disabling and have a material impact on quality of life. Initially, myositis was classified as either DM or polymyositis, but as the underlying pathophysiology of myositis has become better understood, including through the identification of characteristic autoantibodies, new polymyositis subtypes have emerged. Two of these subtypes are IMNM and ASyS. Proximal muscle weakness is a unifying feature of each subtype. IMNM is characterized by skeletal muscle weakness due to muscle cell necrosis. ASyS is characterized by muscle inflammation, inflammatory arthritis, interstitial lung disease, thickening and cracking of the hands (“mechanic’s hands”) and Raynaud’s phenomenon. DM is characterized by muscle inflammation and degeneration and skin abnormalities, including heliotrope rash, Gottron’s papules, erythematous, calcinosis and edema.

About argenx

argenx is a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases. Partnering with leading academic researchers through its Immunology Innovation Program (IIP), argenx aims to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. argenx developed and is commercializing the first approved neonatal Fc receptor (FcRn) blocker and is evaluating its broad potential in multiple serious autoimmune diseases while advancing several earlier stage experimental medicines within its therapeutic franchises. For more information, visit www.argenx.com and follow us on LinkedIn, Instagram, Facebook, and YouTube.

References

1 Behin et al. New Pathways and Therapeutics Targets in Autoimmune Myasthenia Gravis. J Neuromusc Dis 5. 2018. 265-277

Media:

Colin McBean

cmcbean@argenx.com

Investors:

Alexandra Roy

aroy@argenx.com

FORWARD LOOKING STATEMENTS

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “aim,” “believe,” “can,” “continue,” “evaluate,” “may,” “progress,” and “will” and include statements argenx makes concerning the ADAPT SERON results and interim ADAPT Jr data, including VYVGART’s potential to treat a broad set of MG patients; the continued expansion of VYVGART into new patient populations; its potential growth opportunity with empasiprubart, including the timing thereof; its commitment to generating evidence through its various studies and positively impact patients living with serious neuromuscular diseases; the data for VYVGART, VYVGART Hytrulo and empasiprubart that will be presented at the upcoming AANEM Annual Meeting and MGFA Scientific Session, including the agenda for such meetings; its commitment to advancing innovative therapies and transforming outcomes for patients, including with the EMVIGORATE and EMNERGIZE studies; its goal of (i) advancing VYVGART in treating additional gMG patient populations, (ii) driving CIDP innovation with VYVGART Hytrulo and empasiprubart and (iii) progressing the development of empasiprubart in MMN; its evaluation of emprasiprubart in delayed graft function following kidney transplant and chronic CIDP; and its goal of translating immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including but not limited to, the results of argenx’s clinical trials; expectations regarding the inherent uncertainties associated with the development of novel drug therapies; preclinical and clinical trial and product development activities and regulatory approval requirements; the acceptance of its products and product candidates by its patients as safe, effective and cost-effective; the impact of governmental laws and regulations, including tariffs, export controls, sanctions and other regulations on its business; its reliance on third-party suppliers, service providers and manufacturers; inflation and deflation and the corresponding fluctuations in interest rates; and regional instability and conflicts. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.